UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission file numbers:  33-41055, 33-43576, 33-62180, 33-77802, 33-84834, 33-97664, 33-99328 and 333-38803

Citibank (South Dakota), National Association
on behalf of
Citibank Credit Card Master Trust I
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(Exact name of registrant as specified in its charter)

701 East 60th Street, North
Sioux Falls, South Dakota  57117
(605) 331-2626
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Floating Rate Class A Credit Card Participation Certificates, Series 1997-4
Floating Rate Class B Credit Card Participation Certificates, Series 1997-4
5.875% Class A Credit Card Participation Certificates, Series 1999-2
6.150% Class B Credit Card Participation Certificates, Series 1999-2
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(Title of each class of securities covered by this Form)

Not Applicable
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(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                [ ]
Rule 12g-4(a)(2)                                [ ]
Rule 12h-3(b)(1)(i)                            [x]
Rule 12h-3(b)(1)(ii)                            [ ]
Rule 15d-6                                        [x]

Approximate number of holders of record as of the certification or notice date:  0*

Pursuant to the requirements of the Securities Exchange Act of 1934, Citibank (South Dakota), National Association, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2009                                                                                                By:   /s/ Douglas C. Morrison
                                                      ________________________
            Douglas C. Morrison
               Vice President
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 * See "Explanatory Note" attached as Appendix A.

Appendix A

Explanatory Note

On March 10, 2009, each outstanding class of securities issued by the Citibank Credit Card Master Trust I (the “Master Trust”), other than the Credit Card Participation Certificate, Series 2000 (the “Collateral Certificate”), was paid in full and retired.  The Collateral Certificate serves as the primary asset of the Citibank Credit Card Issuance Trust (“CCCIT”), which files annual and other reports with the Securities and Exchange Commission (the “Commission”) under the Central Index Key (CIK) number (0001108348) for CCCIT.

Under relevant Commission regulations, Citibank (South Dakota), National Association is no longer required to file separate annual and other reports on behalf of the Master Trust and will cease filing such reports with the Commission immediately.  This cessation in reporting relates only to the Master Trust and will not affect any reporting obligation applicable with respect to any class of securities issued by CCCIT.